Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF SHARE EXCHANGE dated as of February 28, 2010, among MERCK KGaA, CONCORD INVESTMENTS CORP. and MILLIPORE CORPORATION

 Page

ARTICLE I

The Share Exchange

ARTICLE II

Effect of the Share Exchange on the Capital Stock of the Exchanging Corporations;
Exchange Fund; Company Equity Awards

ARTICLE III

Representations and Warranties

SECTION 3.01.	Representations and Warranties of the Company	8
SECTION 3.02.	Representations and Warranties of Parent and Sub	25

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01.	Conduct of Business	28
SECTION 4.02.	No Solicitation	32

ARTICLE V

Additional Agreements

ARTICLE VI

Conditions Precedent

ARTICLE VII

Termination, Amendment and Waiver

ARTICLE VIII

General Provisions

Annex I	Index of Defined Terms

ii

AGREEMENT AND PLAN OF SHARE EXCHANGE (this “Agreement”) dated as of February 28, 2010, among MERCK KGaA, a German corporation with general partners (“Parent”), Concord Investments Corp., a Massachusetts corporation and a wholly owned Subsidiary of Parent (“Sub”), and MILLIPORE CORPORATION, a Massachusetts corporation (the “Company”).

WHEREAS, the Board of Directors of each of the Company and Sub has adopted and declared advisable, and in the best interests of the Company and Sub, as applicable, and the Executive Board of Parent has approved, this Agreement and the acquisition by Sub of each issued and outstanding share of common stock, par value $1.00 per share, of the Company (“Company Common Stock”), other than the Appraisal Shares, in exchange for the right to receive $107.00 in cash, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Massachusetts Business Corporation Act (the “MBCA”), as a result of which exchange (the “Share Exchange”) the Company will become a wholly owned Subsidiary of Sub; and

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Share Exchange and also to prescribe various conditions to the Share Exchange.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

The Share Exchange

                        SECTION 1.01.  The Share Exchange.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MBCA, at the Effective Time, (i) Sub and the Company shall effect the Share Exchange and (ii) the Company shall continue its corporate existence under the laws of the Commonwealth of Massachusetts as a wholly owned Subsidiary of Sub. The Company following the Effective Time is sometimes hereinafter referred to as the “Acquired Corporation.”

                    SECTION 1.02.  Closing.  The closing of the Share Exchange (the “Closing”) will take place at 10:00 a.m., New York City time, on the fifth business day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, unless another time, date or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

    SECTION 1.03.  Effective Time.  Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the parties shall file articles of share exchange (the “Articles of Share Exchange”) with the Secretary of the Commonwealth of Massachusetts in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the MBCA.  The Share Exchange shall become effective upon the filing of the Articles of Share Exchange with the Secretary of the Commonwealth of Massachusetts or at such subsequent date and time as Parent and the Company shall agree and specify in the Articles of Share Exchange.  The date and time at which the Share Exchange becomes effective is referred to in this Agreement as the “Effective Time”.

                    SECTION 1.04.  Effects of the Share Exchange.  The Share Exchange shall have the effects set forth herein and in the applicable provisions of the MBCA.

                    SECTION 1.05.  Articles of Organization and Bylaws.  (a)  The Restated Articles of Organization of the Company (the “Company Articles of Organization”) as in effect immediately prior to the Effective Time shall continue to be the articles of organization of the Acquired Corporation from and after the Effective Time until thereafter changed or amended as provided therein or by applicable Law.

(b)  The Amended and Restated Bylaws of the Company (the “Company Bylaws”) as in effect immediately prior to the Effective Time shall continue to be the Bylaws of the Acquired Corporation from and after the Effective Time until thereafter changed or amended as provided therein or by applicable Law.

                    SECTION 1.06.  Directors.  The Company shall take all actions necessary to cause all of the directors of the Company as of immediately prior to the Effective Time to resign effective as of the Effective Time and to have the persons nominated by Parent before the Effective Time appointed to the vacancies created thereby in accordance with the Company Articles of Organization and the Company Bylaws.

                    SECTION 1.07.  Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Acquired Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

Effect of the Share Exchange on the Capital Stock of the
Exchanging Corporations; Exchange Fund;
Company Equity Awards

                    SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Share Exchange and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:

(a)  Capital Stock of Sub.  Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be unaffected by the Share Exchange and shall remain the issued and outstanding shares of common stock of Sub following the Effective Time.

(b)  Exchange of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Appraisal Shares) shall be exchanged for the right to receive $107.00 in cash, without interest (the “Share Exchange Consideration”).  At the Effective Time, Sub shall acquire and become the sole holder and owner of each issued and outstanding share of Company Common Stock so exchanged, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Share Exchange Consideration.

(c)  Appraisal Rights.  In the event the Share Exchange entitles holders of Company Common Stock to appraisal rights under Part 13 of the MBCA and notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Share Exchange (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Appraisal Shares”) pursuant to, and who complies in all respects with, the provisions of Part 13 of the MBCA (the “Dissenting Shareholders”), shall not be exchanged or be exchangeable for the right to receive the Share Exchange Consideration as provided in Section 2.01(b), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Part 13 of the MBCA (and at the Effective Time, such holders shall cease to have any rights with respect to any shares of Company Common Stock held by such holders, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Part 13 of the MBCA), unless and until such holder shall have failed to perfect or shall have withdrawn or lost rights to appraisal under the MBCA. If any Dissenting Shareholder shall have failed to perfect or shall have withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been exchanged for the right to receive, as of the Effective Time, the Share Exchange Consideration for each such share of Company Common Stock, in accordance with Section 2.01, without any interest thereon. The Company shall give Parent (i) prompt notice of any notices of intent to seek appraisal and written demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the MBCA and received by the Company relating to shareholders’ rights of appraisal and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the MBCA.

SECTION 2.02.  Exchange Fund.  (a)  Paying Agent.  Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Share Exchange Consideration, the Equity Award Amounts and the Director Stock Equivalent Amounts in accordance with this Article II and, in connection therewith, shall enter into an agreement with the Paying Agent in the form reasonably acceptable to the Company (the “Paying Agency Agreement”). On the Closing Date and prior to the Effective Time, Parent shall deposit with the Paying Agent cash in an amount sufficient to pay the sum of (A) the aggregate Share Exchange Consideration, (B) the Equity Award Amounts and (C) the Director Stock Equivalent Amounts, in each case as required to be paid pursuant to this Agreement (such cash being hereinafter referred to as the “Exchange Fund”).

(b)  Certificate Exchange Procedures.  As promptly as practicable after the Effective Time, but in any event within two business days thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall otherwise be in customary form (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form)) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Share Exchange Consideration.  Each holder of record of a Certificate shall, upon surrender to the Paying Agent of such Certificate, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted into the right to receive pursuant to Section 2.01(b), and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Share Exchange Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other similar taxes required by reason of the payment of the Share Exchange Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Share Exchange Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to this Article II.  No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c)  No Further Ownership Rights in Company Common Stock.  All cash paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates.  At the close of business on the day on which the Effective Time occurs, there shall be no further registration of transfers on the stock transfer books of the Acquired Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time (other than any registration in respect of the Share Exchange or any subsequent transfer of Company Common Stock by Parent or its affiliates).  If, after the Effective Time, any Certificate is presented to the Acquired Corporation for transfer, it shall be canceled against delivery of cash to the holder thereof as provided in this Article II.

(d)  Termination of the Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for nine months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claims for the Share Exchange Consideration pursuant to the provisions of this Article II.

(e)  No Liability.  None of Parent, Sub, the Company, the Acquired Corporation or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law.  If any Certificate shall not have been surrendered prior to the date on which the related Share Exchange Consideration would escheat to or become the property of any Governmental Entity, any such Share Exchange Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f)  Investment of Exchange Fund.  The Paying Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such bank that are then publicly available).  Any interest and other income resulting from such investments shall be paid solely to Parent.  Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates to receive the Share Exchange Consideration, any holder of a Company Equity Award to receive the holder’s Equity Award Amount or any holder of a Director Stock Equivalent to receive the holder’s Director Stock Equivalent Amount, in each case as provided herein.

(g)  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond or surety in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Share Exchange Consideration with respect thereto.

(h)  Withholding Rights.  Parent, the Acquired Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, any holder of a Company Equity Award or any holder of a Director Stock Equivalent such amounts as Parent, the Acquired Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law.  To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Acquired Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, the holder of the Company Equity Award or the holder of the Director Stock Equivalent, as the case may be, in respect of which such deduction and withholding was made by Parent, the Acquired Corporation or the Paying Agent.

                    SECTION 2.03.  Company Equity Awards.  (a)  As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plan or a Specified Deferred Compensation Plan) shall adopt such resolutions and take such other actions (including, with respect to Company Stock Options, providing the holder of each such Company Stock Option with advance notice of the cancellation of such Company Stock Option and an opportunity to exercise such Company Stock Option prior to the Effective Time, in each case to the extent required by the terms of the applicable Company Stock Plan), as may be required to provide that:

(i) at the Effective Time, each unexercised Company Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled, with the holder thereof becoming entitled to receive an amount in cash equal to (A) the excess, if any, of (1) the Share Exchange Consideration over (2) the exercise price per share of Company Common Stock subject to such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option (such amount, the “Option Amount”);

(ii) immediately prior to the Effective Time, each Company Performance RSU Award that is outstanding immediately prior to the Effective Time and is held by any individual who has not entered into an Executive Termination Agreement with the Company shall vest as to the number of shares of Company Common Stock issuable pursuant to such Company Performance RSU Award upon attainment of the target level of performance applicable to such Company Performance RSU Award (the “Non-Executive Vested Performance RSU Shares”), and, at the Effective Time, the Non-Executive Vested Performance RSU Shares shall be shares of Company Common Stock for purposes of Section 2.01(b), with the holder of such Company Performance RSU Award becoming entitled to receive an amount in cash equal to (A) the Share Exchange Consideration multiplied by (B) the number of Non-Executive Vested Performance RSU Shares attributable to such Company Performance RSU Award (such amount, the “Non-Executive Performance RSU Amount”); and

(iii) immediately prior to the Effective Time, each Company Performance RSU Award that is outstanding immediately prior to the Effective Time and is held by any individual who has entered into an Executive Termination Agreement with the Company shall vest as to the number of shares of Company Common Stock specified as vesting upon a “Change of Control” in the applicable agreement for such Company Performance RSU Award (the “Executive Vested Performance RSU Shares”), and any remaining portion of such Company Performance RSU Award shall be cancelled at such time and without consideration therefor, and, at the Effective Time, the Executive Vested Performance RSU Shares shall be shares of Company Common Stock for purposes of Section 2.01(b), with the holder of such Company Performance RSU Award becoming entitled to receive an amount in cash equal to (A) the Share Exchange Consideration multiplied by (B) the number of Executive Vested Performance RSU Shares attributable to such Company Performance RSU Award (such amount, the “Executive Performance RSU Amount”);

(iv) immediately prior to the Effective Time, each Company RSU Award that is outstanding immediately prior to the Effective Time shall be fully vested, and, at the Effective Time, the vested shares of Company Common Stock subject to such Company RSU Award shall be shares of Company Common Stock for purposes of Section       2.01(b), with the holder of a Company RSU Award becoming entitled to receive an amount in cash equal to (A) the Share Exchange Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award at the Effective Time (such amount, the “RSU Amount”).

The term “Equity Award Amounts” means the sum of the aggregate Option Amounts, aggregate Non-Executive Performance RSU Amounts, aggregate Executive Performance RSU Amounts and aggregate RSU Amounts, and the term “Equity Award Amount” means the portion of the aggregate Option Amounts, Non-Executive Performance RSU Amounts, Executive Performance RSU Amounts or RSU Amounts (as applicable) payable to any holder of a Company Equity Award.  Except as otherwise required under the terms of the applicable award or as necessary to avoid the imposition of any additional taxes or penalties on any Equity Award Amount pursuant to Section 409A of the Code, all amounts payable pursuant to this Section 2.03(a) shall be paid as promptly as practicable following the Effective Time, without interest.

(b)  The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Acquired Corporation will be required to deliver Company Common Stock or other capital stock of the Company to any person pursuant to or in settlement of Company Equity Awards, the Convertible Notes or otherwise.  As of the Effective Time, each Company Stock Equivalent issued under a Specified Deferred Compensation Plan that is outstanding immediately prior to the Effective Time shall cease to represent the right to the equivalent in value and rate of return to a share of Company Common Stock and shall instead be converted into the right to receive an amount in cash equal to the Share Exchange Consideration (such amount, the “Stock Equivalent Amount”).  Stock Equivalent Amounts payable in respect of Company Stock Equivalents outstanding under (i) the Director Deferral Agreements (such stock equivalents, the “Director Stock Equivalents” and, the amounts in cash payable in respect thereof, the “Director Stock Equivalent Amounts”) shall be paid as soon as practicable following the Effective Time, without interest (except as otherwise required under the terms of the applicable Director Stock Equivalent) and (ii) the Supplemental Plan (such stock equivalents, the “Supplemental Plan Stock Equivalents” and, the amounts in cash payable in respect thereof, the “Supplemental Plan Stock Equivalent Amounts”) shall be reinvested in accordance with the terms of the Supplemental Plan and payments in respect thereof shall be paid after the Effective Time in accordance with the terms of the Supplemental Plan.  Unless otherwise directed in writing by Parent, the Board of Directors of the Company or any duly authorized persons shall authorize the termination of and the Company shall terminate the Company’s Ireland employee share participation scheme (the “Irish Share Scheme”), effective no later than the Effective Time.  The Company shall provide Parent evidence of such authorization to terminate the Irish Share Scheme.

ARTICLE III

Representations and Warranties

                    SECTION 3.01.  Representations and Warranties of the Company.  Except as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) by the Company after January 1, 2007 and publicly available prior to the date of this Agreement (collectively, the “Filed SEC Documents”) or as set forth in the Company Disclosure Letter (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other Section or subsection), the Company represents and warrants to Parent and Sub as follows:

(a)  Organization, Standing and Corporate Power.  Each of the Company and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate, company or partnership power and authority to carry on its business as presently conducted.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  A true and complete copy of the Company Articles of Organization and the Company Bylaws, in each case as in effect on the date of this Agreement, are included in the Filed SEC Documents.

(b)  Subsidiaries.  Section 3.01(b) of the Company Disclosure Letter lists, as of the date of this Agreement, each Subsidiary of the Company and the jurisdiction of organization thereof and its place of management and control to the extent such place differs from the jurisdiction of organization.  All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Liens described in clause (ii) of the definition of Permitted Liens.  Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any corporation, partnership, joint venture, association or other entity.

(c)  Capital Structure.  The authorized capital stock of the Company consists of 120,000,000 shares of Company Common Stock.  At the close of business on February 25, 2010, (i) 56,070,028 shares of Company Common Stock were issued and outstanding (which number includes no shares of Company Common Stock subject to vesting or other forfeiture conditions or repurchase by the Company), (ii) 7,660,238 shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 2008 Stock Incentive Plan (the “Company Stock Plan”), of which (A) 2,750,730 shares of Company Common Stock were subject to outstanding options to acquire shares of Company Common Stock from the Company with a weighted-average exercise price of $59.39 (such options, together with any similar options granted after February 25, 2010, the “Company Stock Options”), (B) 203,209 shares of Company Common Stock were subject to restricted stock unit awards that were subject to performance-based vesting or delivery requirements, assuming settlement of such awards based on the attainment of performance goals at maximum levels (such restricted stock unit awards, together with any similar restricted stock unit awards granted after February 25, 2010, the “Company Performance RSU Awards”) and (C) 754,230 shares of Company Common Stock were subject to a restricted stock unit awards granted by the Company that were subject to service-based vesting or delivery requirements (such restricted stock unit awards, together with any similar restricted stock unit awards granted after February 25, 2010, the “Company RSU Awards” and, together with the Company Stock Options and Company Performance RSU Awards, the “Company Equity Awards”), (iii) 30,394 stock equivalents with respect to a share of Company Common Stock were outstanding under the Company’s Supplemental Savings and Retirement Plan for Key Salaried Employees (“Supplemental Plan”) and agreements between the Company and its directors to defer certain director fees (“Director Deferral Agreements”) (such plans, collectively, the “Specified Deferred Compensation Plans”, and such stock equivalents, together with similar stock equivalents issued after February 25, 2010, the “Company Stock Equivalents”) and (iv) $565,000,000 aggregate principal amount of 3.75% convertible senior notes due 2026, issued pursuant to the  Indenture between the Company and Wilmington Trust Company dated as of June 13, 2006 (the “Convertible Notes”), were outstanding.  Except as set forth above, at the close of business on February 25, 2010, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.  Since February 25, 2010 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of shares of Company Common Stock pursuant to the Company Stock Plan and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, except for rights under the Company Stock Plan, the Specified Deferred Compensation Plans, the Company Employees’ Participation and Savings Plan (the “Company 401(k) Plan”) and the Irish Share Scheme; notwithstanding anything to the contrary in this Section 3.01(c), between February 25, 2010 and the date of this Agreement, (i) the Company has not purchased, redeemed or otherwise acquired, directly or indirectly, any Company Common Stock or any rights, warrants or options with respect to the Company Common Stock (in particular Company Equity Awards and Company Stock Equivalents) other than as would be permitted without consent of Parent after the date of this Agreement pursuant to Section 4.01(a)(iii) or (ii) issued, delivered, transferred or sold any shares of Company Common Stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such Company Common stock, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (in particular Company Equity Awards and Company Stock Equivalents) other than as would be permitted without consent of Parent after the date of this Agreement pursuant to Section 4.01(a)(iv).  All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”), except for the Convertible Notes.  Except for any obligations pursuant to this Agreement, the Company Stock Plan, the Specified Deferred Compensation Plans, the Company 401(k) Plan, the Irish Share Scheme or as otherwise set forth above, as of February 25, 2010, there are no shares of Company Common Stock, any other shares of capital stock, voting securities, options, warrants, rights, convertible or exchangeable securities, “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units with respect to the Company, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock.  As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary, other than pursuant to the Company Stock Plan, the Company 401(k) Plan, the Irish Share Scheme and the Specified Deferred Compensation Plans.  Section 3.01(c) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Indebtedness for borrowed money of the Company and its Subsidiaries (other than any such Indebtedness owed to the Company or any of its Subsidiaries, letters of credit issued in the ordinary course of business and any other such Indebtedness with an aggregate principal amount not in excess of $10.0 million individually outstanding on the date of this Agreement.  From and after the Effective Time, neither Parent nor the Company will be required to deliver Company Common Stock or other capital stock of the Company to any person pursuant to or in settlement of any Company Equity Awards, the Convertible Notes, the Irish Share Scheme or otherwise.

(d)  Authority; Noncontravention.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, subject, in the case of the Share Exchange, to receipt of the Stockholder Approval.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Share Exchange, to receipt of the Stockholder Approval.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  The Board of Directors of the Company, at a meeting duly called and held at which all directors of the Company (other than one) were present, duly adopted resolutions (i) adopting and declaring advisable this Agreement, the Share Exchange and the other transactions contemplated by this Agreement, (ii) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Share Exchange and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein, (iii) directing that the approval of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (iv) recommending that the stockholders of the Company approve this Agreement, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.  The execution and delivery by the Company of this Agreement do not, and the consummation of the Share Exchange and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, create or affect any rights under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, any requirement to provide notice to, or require consent or approval from, the other party thereto, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created in connection with the Financing or otherwise from any action taken by Parent or Sub), any provision of (A) the Company Articles of Organization, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries or (B) subject to the filings and other matters involving Governmental Entities referred to in the immediately following sentence, (1) any contract, lease, license, indenture, note, bond or other agreement that is in force and effect (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound and that is material for the Company and its Subsidiaries taken as a whole, or (2) any statute, law, ordinance, rule or regulation of any Governmental Entity (“Law”) or any judgment, order, award, injunction or decree of any Governmental Entity or any arbitral tribunal (“Judgment”) or related settlement, in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets and that is material for the Company and its Subsidiaries taken as a whole.  No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court of competent jurisdiction or any administrative, regulatory (including any stock exchange) or other governmental agency, commission or authority (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Share Exchange or the other transactions contemplated by this Agreement, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any other applicable competition, merger control, antitrust or similar Law of any jurisdiction (“Merger Control Laws”), (II) the filing with the SEC of (x) a proxy statement relating to the approval by the stockholders of the Company of this Agreement (as amended or supplemented from time to time, the “Proxy Statement”) and (y) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (III) the filing of the Articles of Share Exchange with the Secretary of the Commonwealth of Massachusetts and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (IV) any filings required under the rules and regulations of the New York Stock Exchange and (V) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Immediately before the Effective Time, there will be no event of default (however defined) under any Contract of the Company or any of its Subsidiaries with respect to (A) Indebtedness or (B) any other indebtedness for or in respect of (i) any obligation or financial liability pursuant to a debt instrument, (ii) any guarantee or (counter-)indemnity in respect of any financial liability or loss of another person, (iii) any agreement treated as a finance or capital lease, (iv) any receivable sold or discounted on a recourse basis, (v) any treasury transaction (including derivative transactions) or (vi) any finance bills, except, in the case of clause (A) and (B) above, for events of default that, individually or in the aggregate, are in respect of obligations described in clauses (A) and (B) above in an aggregate amount not in excess of $20.0 million.

(e)  SEC Documents.  The Company has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by the Company since January 1, 2007 (the “SEC Documents”).  As of their respective dates of filing, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or the Sarbanes Oxley Act of 2002, as the case may be, and in each case the rules and regulations promulgated thereunder applicable thereto, and as of their respective dates (or if amended by a subsequent filing with the SEC prior to the date hereof, as of the date of such amendment) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents when filed complied in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).  Except for matters reflected or reserved against in the consolidated balance sheet of the Company as of December 31, 2009 (or the notes thereto) included in the Filed SEC Documents, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except liabilities and obligations that (i) were incurred since December 31, 2009 in the ordinary course of business in accordance with past practice, (ii) are incurred in connection with the transactions contemplated by this Agreement, or (iii) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)  The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in filings with the SEC is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC.  The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act).  Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.  The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s Board of Directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(g)  Information Supplied.  The Proxy Statement will not, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub for inclusion or incorporation by reference in the Proxy Statement.

(h)  Absence of Certain Changes or Events.  (A) Since December 31, 2009, there has not been any change, effect, event, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement, and (B) from such date through the date of this Agreement, the Company and its Subsidiaries have conducted their businesses only in the ordinary course of business. During such period there has not been:

(i) any declaration, setting aside or payment of any dividend on, or making of any other distribution (whether in cash, stock or property) with respect to, any capital stock of the Company;

(ii) any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in lieu of or in substitution for shares of capital stock of the Company;

(iii) any purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock of the Company or any of its Subsidiaries or any rights, warrants or options to acquire any such shares, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of options to acquire such stock in order to pay the exercise price thereof, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan, (C) the acquisition by the Company of Company Stock Options, Company Performance RSU Awards and Company RSU Awards in connection with the forfeiture of such awards, (D) the acquisition by the trustee of the Company 401(k) Plan of shares of Company Common Stock in order to satisfy participant investment elections under the Company 401(k) Plan, (E) the acquisition by the administrator of the Irish Share Scheme of shares of Company Common Stock in order to satisfy participant elections under the Irish Share Scheme and (F) the extinguishment of rights pursuant to Company Stock Equivalents in connection with the change in a participant’s investment election under a Specified Deferred Compensation Plan;

(iv) except (A) in the ordinary course of business consistent with past practice, (B) as required pursuant to the terms of any Company Benefit Plan or other written agreement, in each case, in effect as of December 31, 2009, or (C) as set forth in Section 3.01(h)(iv) of the Company Disclosure Letter, (1) any granting to any director or executive officer of the Company of any material increase in compensation, (2) any granting to any director or executive officer of the Company of any new or increase in severance or termination pay or (3) any entry by the Company into any employment, consulting, severance or termination agreement with any director or executive officer of the Company pursuant to which the total annual compensation or the aggregate severance benefits or any benefits resulting from the execution of this Agreement or the consummation of the transactions contemplated hereby exceed $250,000 for the respective director or officer;

(v) any material change in accounting methods, principles or practices by the Company or any of its Subsidiaries affecting the consolidated assets, liabilities or results of operations of the Company, except as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(vi) any material tax election, any amendment to a tax return with respect to any material tax, any settlement of any controversy with respect to any material tax, any material change in any tax accounting period, any surrender of any claim for a material refund of taxes, in each case, by the Company or any of its Subsidiaries, other than in the ordinary course of business;

(vii) any transfer, sale, exclusive licensing or abandonment of any Intellectual Property used in the conduct of the business of the Company or any of its Subsidiaries and that is material to the Company and its Subsidiaries taken as a whole (“Material Intellectual Property”); or

(viii) any agreement to do any of the foregoing.

(i)  Litigation.  There is no suit, action or claim, dispute, litigation, hearing, arbitration, mediation or other proceeding (including proceedings brought before a governmental agency, tribunal or authority) (each, an “Action”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.  There is no Judgment outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or prevent or materially impair the consummation of the transactions contemplated by this Agreement, nor is the Company or any of its Subsidiaries subject to any settlement to this effect.  This Section 3.01(i) does not relate to environmental matters, which are the subject of Section 3.01(p), and tax matters, which are the subject of Section 3.01(n).

(j)  Contracts.  Except for this Agreement and for the Contracts filed as exhibits to the Filed SEC Documents, Section 3.01(j) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each loan and credit agreement, note, debenture, bond, indenture and other similar Contract pursuant to which any Indebtedness of the Company or any of its Subsidiaries, in each case in excess of $20.0 million, is outstanding or may be incurred, other than any such Contract between or among any of the Company and any of its Subsidiaries and any letters of credit entered in the ordinary course of business, as well any Contract relating to any Lien (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries, restricting the payment of dividends or other distributions of assets by any of the Company or its Subsidiaries or providing for the guaranty (including letters of credit) of Indebtedness of any Person (including the Company and its Subsidiaries) in excess of $20.0 million;

(iii) each Contract to which the Company or any of its Subsidiaries is a party that by its terms calls for aggregate payments by the Company or any of its Subsidiaries of more than $20.0 million over the remaining term of such Contract, except for any such Contract entered into in the ordinary course of business or that may be canceled by the Company or any of its Subsidiaries, without any material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 90 days or less; and

(iv) each Contract to which the Company or any of its Subsidiaries is a party for the direct or indirect acquisition or disposition by the Company or any of its Subsidiaries of properties, assets, capital stock or businesses (including by way of a put, call, right of first refusal or similar right pursuant to which the Company could be required to purchase or sell) for, in each case, aggregate consideration of more than $20.0 million, which has not yet been consummated or pursuant to which the Company or any of its Subsidiaries has continuing material warranty, indemnity or “earn-out” obligations (or other current, future or contingent material obligations), except in each case for acquisitions and dispositions of properties and assets in the ordinary course of business (including acquisitions of supplies and acquisitions and dispositions of inventory).

Each such Contract described in clauses (i) through (iv) above is referred to herein as a “Specified Contract”.  Each of the Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There is no default under any Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries, or would give rise to a right of termination by any other party thereto or would otherwise result in the acceleration or creation of rights to any such other party, or, to the Knowledge of the Company, would constitute a default by any other party thereto, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(k)  Compliance with Laws.  Each of the Company and its Subsidiaries is in compliance in all material respects with all Laws applicable to its business or operations and that are material to the Company and its Subsidiaries taken as a whole, including any such Laws enforced by the United States Food and Drug Administration and comparable foreign Governmental Entities and by the United States Department of Agriculture and any such Laws relating to Company Employees and Union Employees.  Each of the Company and its Subsidiaries has in effect all material approvals, authorizations, registrations, licenses, exemptions, permits and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to conduct its business as presently conducted and that are material to the Company and its Subsidiaries taken as a whole, and all such Authorizations are in full force and effect.  This Section 3.01(k) does not relate to environmental matters, which are the subject of Section 3.01(p) (except to the extent that Section 3.01(p) employs the term “Authorizations” as defined in this Section 3.01(k), employee benefit matters, which are the subject of Section 3.01(m), and taxes, which are the subject of Section 3.01(n).

(l)  Labor and Employment Matters.  Neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or any other material contract or agreement with any labor organization (other than any such agreement with a works council or other employee organization that applies on a regional, nationwide or industry-wide basis by virtue of applicable Law or by virtue of the membership of the Company in any employer federation or comparable organization) (collectively, the “Company Labor Agreements”), nor is any such contract or agreement, as of the date hereof, being negotiated.  To the Knowledge of the Company, as of the date of this Agreement, there are not any pending or threatened union organizing activities concerning any employees of the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.  As of the date of this Agreement, there are no labor strikes, slowdowns, work stoppages, lockouts, material grievances or material arbitrations pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(m)  Employee Benefit Matters.  (i)  Section 3.01(m)(i) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of (A) each material Company Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (a “Company Pension Plan”), (B) each material Company Benefit Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), (C) each material Company Benefit Plan maintained primarily for the benefit of individuals regularly employed outside the United States (“Company Foreign Benefit Plan”), and (D) all other material Company Benefit Plans and all material Company Benefit Agreements.  Each Company Benefit Plan, Company Foreign Benefit Plan and Company Benefit Agreement has been administered in compliance with its terms and with applicable Law (including ERISA and the Code), other than instances of noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(ii)  The Company has made available to Parent true and complete copies of (to the extent applicable) (A) each material Company Benefit Plan and each material Company Benefit Agreement or, at the Company’s option in the case of a material Company Foreign Benefit Plan, a summary thereof (or, in either case, with respect to any unwritten material Company Benefit Plan or material Company Benefit Agreement, a written description thereof), other than any Company Benefit Plan or Company Benefit Agreement that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (B) the most recent annual report on Form 5500 filed with the Internal Revenue Service or similar report required to be filed with any Government Entity, in each case with respect to each material Company Benefit Plan (if any such report was required by applicable Law), and (C) each trust agreement and group annuity contract relating to any material Company Benefit Plan.

(iii)  Each Company Benefit Plan intended to be “qualified” or registered within the meaning of Section 401(a) of the Code (or any comparable provision under applicable non-U.S. laws) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status, except where such loss of qualification, registration or tax-exempt status, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(iv)  Except as individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect, none of the Company, any of its Subsidiaries, any officer of the Company or any such Subsidiary or any Company Benefit Plan that is subject to ERISA, including any Company Pension Plan, or, to the Knowledge of the Company, any trust created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that would reasonably be expected to subject the Company, any of its Subsidiaries or any officer of the Company or any such Subsidiary to the tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under Section 502(i) or 502(1) of ERISA.

(v)  Section 3.01(m)(v) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each Company Benefit Plan that provides health benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries after retirement or other termination of service (other than coverage or benefits (A) required to be provided under Part 6 of Title I of ERISA or any other applicable Law or (B) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)).

(vi)  During the immediately preceding six years, no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA (“ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (“PBGC”) (which premiums have been paid when due).  No Company Benefit Plan subject to Title IV of ERISA (“Title IV Plan”) or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the date hereof.  The PBGC has not instituted proceedings pursuant to Section 4042 of ERISA to terminate any of the Title IV Plans and no condition exists that presents a material risk that such proceedings will be instituted by the PBGC.

(vii)  At no time during the immediately preceding six years has the Company, any Subsidiary thereof or any ERISA Affiliate maintained, sponsored or contributed to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(viii)  Except as expressly provided in this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event, (A) entitle any current or former employee, officer or director of the Company or any ERISA Affiliate to any material severance pay, unemployment compensation or any other material payment or (B) accelerate the time of payment or vesting, or materially increase the amount, of compensation due any such employee, officer or director.  Neither the Company nor any ERISA Affiliate is party to any contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of section 280G of the Code.

(ix)  The term “Company Benefit Agreement” means each employment, consulting, indemnification, severance or termination agreement or arrangement between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, officer or director of the Company or any of its Subsidiaries, on the other hand (but excluding any Company Benefit Plans), other than any agreement or arrangement mandated by applicable Law.  The term “Company Benefit Plan” means each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based compensation, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other employee benefits plan, policy, program, arrangement or understanding, (but excluding any Company Benefit Agreement), in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries or any ERISA Affiliate, in each case for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, other than (A) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (B) any plan, policy, program, arrangement or understanding mandated by applicable Law.

(n)  Taxes.  (i)  Each of the Company and its Subsidiaries has filed or has caused to be filed all material tax returns required to be filed by it (or requests for extensions, which requests have been granted and have not expired), and all such returns are complete and accurate in all material respects.  Each of the Company and its Subsidiaries has either paid or caused to be paid all material taxes due and owing by the Company and its Subsidiaries to any Governmental Entity, or the most recent financial statements contained in the Filed SEC Documents reflect an adequate reserve (excluding any reserves for deferred taxes), if such a reserve is required by GAAP, for all material taxes payable by the Company and its Subsidiaries, for all taxable periods and portions thereof ending on or before the date of such financial statements.

(ii)  No deficiencies, audit examinations, refund litigation, proposed adjustments or matters in controversy for any material taxes (other than taxes that are not yet due and payable or for amounts being contested in good faith and for which adequate reserves have been established in the financial statements contained in the Filed SEC Documents) have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which have not been settled and paid.  All assessments for material taxes due and owing by the Company or any of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid.  There is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material taxes.  There are no Liens for material taxes upon the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(iii)  Neither the Company nor any of its Subsidiaries (1) has any liability for material taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor by contract or otherwise, (2) is a party to or bound by any material tax sharing agreement or tax indemnity agreement, arrangement or practice (other than such an agreement, arrangement or practice exclusively among the Company and its Subsidiaries) or (3) has participated in any “tax amnesty” or similar program offered by any taxing authority to avoid the assessment of penalties or other additions to tax.

(iv)  Within the last five years, no written claim has been made by any authority in a jurisdiction where any of the Company or any of its Subsidiaries does not file a tax return that the Company or any of its Subsidiaries is, or may be, subject to a material amount of tax by that jurisdiction.

(v)  None of the Company or any of its Subsidiaries will be required to include in income after the Effective Time a material amount of taxable income attributable to gain or income that was realized before the Effective Time as a result of any provision of federal, state, local or foreign tax law or by agreement with any taxing authority.

(vi)  No “ownership change” (as described in Section 382(g) of the Code) has occurred, or is expected to occur prior to the Effective Time, that would have the effect of limiting the use of “pre-change losses”, “excess credit”, foreign tax credit carryovers or net capital losses, in each case, of the Company and its Subsidiaries, following the Effective Time.

(vii)  The Convertible Notes were not treated as “corporate acquisition indebtedness” described in Section 279(b) of the Code at the time they were issued.  To the Company’s Knowledge, the comparable yield of 6.94% on the Convertible Notes is correct.  No material adjustments have been made or shall be made for any differences between payments that were projected to have been made and payments that were actually made or shall be made by the Company.

(viii)  The term “taxes” means all income, profits, capital gains, goods and services, branch, payroll, unemployment, customs duties, premium, compensation, windfall profits, franchise, gross receipts, capital, net worth, sales, use, withholding, turnover, value added, ad valorem, registration, general business, employment, social security, disability, occupation, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), conveyance, severance, production, excise, duties, levies, imposts, license, registration and other taxes (including any and all fines, penalties and additions attributable to or otherwise imposed on or with respect to any such taxes and interest thereon) imposed by or on behalf of any Governmental Entity.  The term “tax return” means any return, statement, report, form, filing, customs entry, customs reconciliation and any other entry or reconciliation, including in each case any amendments, schedules or attachments thereto, required to be filed with any Governmental Entity or with respect to taxes of the Company or its Subsidiaries.

(o)  Intellectual Property.  (i)  Section 3.01(o) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all registered Intellectual Property owned by or licensed to the Company or its Subsidiaries and necessary to conduct any material portion of its business.  Section 3.01(o) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all jurisdictions in which such registered Intellectual Property is registered or registrations have been applied for and all registration and application numbers.  The Company or one of its Subsidiaries is (and will be immediately after Closing) the sole and exclusive owner of, or has (and will have immediately after Closing) the right to use, all Intellectual Property used in the business of the Company and its Subsidiaries, except for such failures to own or to have the right to use that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(ii)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened, nor are there any outstanding judgments, injunctions, orders or decrees as of the date of this Agreement, against the Company or one of its Subsidiaries by any person with respect to the ownership, validity or enforceability of any Intellectual Property and, since January 1, 2008 (or its date of formation, if later) through (and including) the date of this Agreement, none of the Company or any of its Subsidiaries has received any written communication alleging that the Company or one of its Subsidiaries has violated, infringed upon, or misappropriated in any material respect any rights relating to Intellectual Property of any person. Neither the Company nor any of its Subsidiaries is violating, infringing or misappropriating, or has violated, infringed or misappropriated in the past, in any material respect any material rights relating to Intellectual Property of any person, except for any such violation, infringement or misappropriation that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  To the knowledge of the Company, no other person has violated, infringed upon or misappropriated any Intellectual Property rights of the Company or any of its Subsidiaries, except for any such violation, infringement or misappropriation that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(iii)  In each case in which an employee of the Company or any of its Subsidiaries has developed or created Intellectual Property for the Company or any of its Subsidiaries, the Company and its Subsidiaries have obtained a valid and enforceable assignment sufficient to irrevocably transfer all such Intellectual Property to the Company or any of its Subsidiaries, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(iv)  The term “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application, patent right; any trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name; any copyright, copyright registration, design, design registration, database rights; any software; Technology; any internet domain names; or any right to any of the foregoing.

            (v)  The term “Technology” means all trade secrets, confidential information, inventions whether patentable or not, formulae, processes, procedures, research records, records of inventions, test information, data, technology and know-how; data exclusivity; product and regulatory files; and market surveys and marketing information.

(p)  Environmental Matters.  (i)  Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) each of the Company and its Subsidiaries is in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company is in violation of, or has any liability under, any Environmental Law, (B) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, (C) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and there is no Judgment with respect to Environmental Claims outstanding against the Company or any of its Subsidiaries and (D) there is no presence of any Hazardous Materials at, and there has been no Release or threatened Release of any Hazardous Materials at, on, under or from, any of the real property owned or leased by the Company or any of its Subsidiaries or any other property in a manner that would reasonably be expected to result in an Environmental Claim against the Company or any of its Subsidiaries, or against any person or entity whose liability for any Environmental Claim the Company or any of its Subsidiaries may have retained or assumed either contractually or by operation of law.

(ii)  The term “Environmental Claims” means any administrative or judicial actions, suits, orders, claims, proceedings or written notices of noncompliance by or from any Governmental Entity or any other person alleging liability arising out of the Release, threatened Release, or presence of any Hazardous Material or the failure to comply with any Environmental Law or any Authorization issued thereunder.  The term “Environmental Law” means any Law relating to pollution or protection of the environment or natural resources or human exposure to Hazardous Materials.  The term “Hazardous Materials” means any materials or wastes that are listed or defined in relevant form, quantity, concentration or condition as hazardous substances, hazardous wastes, hazardous materials, extremely hazardous substances, toxic substances, pollutants, contaminants or terms of similar import under any applicable Environmental Law.  The term “Release” means any release, spill, emission, leaking, pumping, emitting, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment.

(q)  Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (ii) all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (iii) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy and (iv) no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.

(r)  Voting Requirements.  Assuming the accuracy of the representations and warranties set forth in Section 3.02(f), the affirmative vote of holders of two-thirds of all the outstanding shares of Company Common Stock entitled to vote thereon at the Stockholders’ Meeting or any adjournment or postponement thereof to approve this Agreement (the “Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve the transactions contemplated hereby.

(s)  State Takeover Statutes.  Assuming the accuracy of the representations and warranties set forth in Section 3.02(f), the provisions of Chapters 110C, 110D and 110F of the General Laws of Massachusetts are inapplicable to this Agreement, the Share Exchange and the Transactions, and no other state takeover statute applies to this Agreement, the Share Exchange or the other transactions contemplated by this Agreement.

(t)  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other person, other than Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Share Exchange and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

(u)  Opinions of Financial Advisors.  The Board of Directors of the Company has received the opinion of Goldman, Sachs & Co. dated the date of this Agreement, to the effect that, as of such date, the Share Exchange Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock.  A copy of the written opinion of Goldman, Sachs & Co. will be delivered to Parent promptly following receipt by the Company.

(v)  No Other Representations or Warranties.  Except for the representations and warranties contained in this Section 3.01, Parent and Sub acknowledge that neither the Company nor any person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Sub in connection with the transactions contemplated by this Agreement.  Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Sub or any other person resulting from the distribution to Parent or Sub, or Parent’s or Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Section 3.01.

                    SECTION 3.02.  Representations and Warranties of Parent and Sub.  Parent and Sub represent and warrant to the Company as follows:

(a)  Organization, Standing and Corporate Power.  Each of Parent and Sub is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted.

(b)  Authority; Noncontravention.  Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions, have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no other corporate proceedings (including any shareholder action) on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  The execution and delivery of this Agreement do not, and the consummation of the Transactions, and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, create or affect any rights under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, any requirement to provide notice to, or require consent or approval from, the other party thereto, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub under, any provision of (A) the certificate of incorporation or bylaws of Parent or the articles of organization or bylaws of Sub or (B) subject to the filings and other matters involving Governmental Entities referred to in the immediately following sentence, (i) any Contract to which Parent or Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound and that is material for Parent, Sub and their Subsidiaries taken as a whole, or (ii) any Law or Judgment or related settlement, in each case applicable to Parent or Sub or any of their respective Subsidiaries or any of their respective properties or assets, and that is material for Parent, Sub and their Subsidiaries taken as a whole.  No consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions, except for (I) the filing of a premerger notification and report form by Parent and Sub under the HSR Act and the filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods as may be required under any Merger Control Law, (II) the filing of the Articles of Share Exchange with the Secretary of the Commonwealth of Massachusetts and (III) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)  Information Supplied.  None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(d)  Capital Resources.  Parent has cash on hand and committed financing that, together, will at the Effective Time be sufficient to effect the Transactions, including to pay the Share Exchange Consideration, the Equity Award Amounts, the Stock Equivalent Amounts and all associated costs and expenses.  Parent has made available to the Company a copy of the Syndicated Dual-Currency Term Loan Facility Agreement dated 28 February 2010, by and among Parent, Merck Financial Services GmbH, a limited liability company incorporated under the laws of Germany, Commerzbank Aktiengesellschaft, Filiale Luxemburg, BNP Paribas, Commerzbank Aktiengesellschaft, Merrill Lynch International and the other financial institutions party thereto (the “Credit Agreement” and, the financing contemplated thereby, the “Financing”), which Credit Agreement is in full force and effect and is a legal, valid and binding obligation of Parent and the other parties thereto.  No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or any of its Subsidiaries under any term or condition of the Credit Agreement, and Parent has no reason to believe that any portion of the Financing to be made thereunder will not be available to Parent or Sub on a timely basis to consummate the Transactions.

(e)  Operation and Ownership of Sub.  Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have engaged in any business activities, other than activities pursuant to this Agreement.  Parent owns, beneficially and of record, all of the outstanding shares of capital stock of Sub, free and clear of all Liens (other than any Liens created pursuant to the Financing, if any).

(f)  Ownership of Company Common Stock.  None of Parent, Sub or any of their Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date beneficially own, any shares of Company Common Stock, or is a party, or will prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock.

(g)  Litigation.  There is no suit, action or proceeding pending or, to the Knowledge of Parent or Sub, threatened against Parent or Sub or any of their respective Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.  There is no Judgment outstanding against Parent or Sub or any of their respective Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(h)  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other person, other than Guggenheim Partners, LLC and Perella Weinberg Partners LP, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Share Exchange and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

(i)  No Other Representations or Warranties.  Except for the representations and warranties contained in this Section 3.02, the Company acknowledges that none of Parent, Sub or any other person on behalf of Parent or Sub makes any other express or implied representation or warranty with respect to Parent or Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. Neither Parent, Sub nor any other person will have or be subject to any liability or indemnification obligation to the Company, its Subsidiaries or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Section 3.02.

ARTICLE IV

Covenants Relating to Conduct of Business

                    SECTION 4.01.  Conduct of Business.  (a)  Except as set forth in Section 4.01 of the Company Disclosure Letter, contemplated, required or permitted by this Agreement, required by Law or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed to the extent not otherwise stated below), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course.  Without limiting the generality of the foregoing, except as set forth in Section 4.01 of the Company Disclosure Letter, contemplated, required or permitted by this Agreement, required by Law (including, as applicable, Section 409A of the Code) or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed for any item other than those referred to below in clauses (i) – (iv), (v)(A), (vi), (vii), (xii) and (xvii) and, to the extent pertaining to any item covered by such clauses, clause (xviii)), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent;

(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock;

(iii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan, (C) the acquisition by the Company of Company Stock Options, Company Performance RSU Awards and Company RSU Awards in connection with the forfeiture of such awards, (D) the acquisition by the trustee of the Company 401(k) Plan of shares of Company Common Stock in order to satisfy participant elections under the Company 401(k) Plan, (E) the acquisition by the administrator of the Irish Share Scheme of shares of Company Common Stock in order to satisfy participant elections under the Irish Share Scheme, (F) the extinguishment of rights pursuant to Supplemental Plan Stock Equivalents in connection with the change in a participant’s investment election under the Supplemental Plan and (G) the extinguishment of rights pursuant to Company Stock Equivalents outstanding under the Specified Deferred Compensation Plans in connection with the cash settlement thereof;

(iv) issue, deliver, transfer or sell any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (A) upon the exercise of Company Stock Options outstanding on the date of this Agreement, in accordance with their present terms, (B) upon the vesting of Company RSU Awards and Performance RSU Awards outstanding on the date of this Agreement, in accordance with their present terms, (C) as required to comply with any Company Benefit Plan, Company Benefit Agreement or other written agreement as in effect on the date of this Agreement, (D) as set forth in Section 4.01(a)(iv) of the Company Disclosure Letter, (E) upon the conversion of the Convertible Notes outstanding on the date of this Agreement, in accordance with their present terms, (F) the issuance of Company Stock Equivalents pursuant to the Specified Deferred Compensation Plans and (G) the issuance of shares of Company Common Stock and rights to acquire such shares under the Irish Share Scheme;

(v) amend or propose any change in (A) the Company Articles of Organization or the Company Bylaws or (B) the comparable organizational documents of any Subsidiary of the Company;

(vi) merge or consolidate with, or purchase, directly or indirectly, whether by purchase, Share Exchange, consolidation or acquisition of stock or assets or otherwise, an equity interest in or a substantial portion of the assets of, any person or any division or business thereof, or purchase any other properties or assets, or make any investment, if the aggregate amount of the consideration paid or transferred (in each case, including the value of any assumed liabilities) by the Company and its Subsidiaries in connection with all such transactions would exceed $20.0 million, other than any such action (A) solely between or among the Company and its Subsidiaries or (B) in the ordinary course of business consistent with past practice (it being understood that any Share Exchange or consolidation, or the purchase of an equity interest in or a substantial portion of the assets of, any person or any division or business thereof is not in the ordinary course of business);

(vii) sell, lease, license or otherwise dispose of any of its properties or assets (including capital stock of any Subsidiary of the Company) with a value in excess of $20.0 million (including the value of any assumed liabilities), other than (A) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice and (B) the licensing or sublicensing of Intellectual Property in the ordinary course of business consistent with past practice;

(viii) pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) any of its properties or assets, other than, except with respect to capital stock of any Subsidiary of the Company, in the ordinary course of business so long as the value of such property or asset does not exceed $10.0 million individually or $20.0 million in the aggregate;

(ix) (A) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (collectively, “Indebtedness”) or materially alter, amend or modify any Contract in respect of Indebtedness, other than (1) Indebtedness incurred, assumed or otherwise entered into in the ordinary course of business (including any borrowings under the Company’s existing credit facilities and in respect of letters of credit, in each case in the ordinary course of business) and (2) Indebtedness incurred in connection with the refinancing of Indebtedness existing on the date of this Agreement (or incurred hereafter in accordance with clause (1) above) in connection with the scheduled expiration or maturity of the Company’s two short-term revolving credit facilities in Japan or (B) make or forgive any loans, guarantees or advances or make capital contributions to, or investments in, any other person, other than (1) to any of the Subsidiaries of the Company, (2) pursuant to clause (vi) above or (3) with respect to an amount not in excess of $20.0 million (in the case of capital contributions and investments) or $5.0 million (in the case of loans, guarantees and advances);

(x) enter into or assume any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, (including for interest rate and foreign exchange rate hedging), except foreign exchange hedging on customary commercial terms in compliance with the Company’s hedging policies in effect on the date of this Agreement;

(xi) except (A) as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement or other written agreement in effect on the date of this Agreement, (B) as otherwise expressly permitted by this Agreement, (C) as may be required to avoid adverse treatment under Section 409A of the Code or (D) as set forth in Section 4.01(a)(xi) of the Company Disclosure Letter, (1) grant to any executive officer or director of the Company any increase in compensation, (2) grant to any officer, director or employee of the Company or any of its Subsidiaries any increase in severance or termination pay, (3) enter into any (x) employment, consulting or severance agreement with any officer, director or employee of the Company or any of its Subsidiaries pursuant to which the total annual compensation or the aggregate severance benefits exceed $250,000 per officer, director or employee or (y) any termination agreement or other agreement containing change of control provisions with any officer, director or employee of the Company or any of its Subsidiaries, (4) establish, adopt, enter into or amend in any material respect any Company Labor Agreement to which the Company or any of its Subsidiaries is a party, or other employee organization, or Company Benefit Plan or Company Benefit Agreement, (5) take any action to accelerate any rights or benefits under any Company Benefit Plan or Company Benefit Agreement, (6) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (7) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that the foregoing clauses (1), (2), (3), (4) and (5) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(xii) make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company, other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(xiii) make, change or revoke any material tax election, file any amended tax return with respect to any material tax, settle or finally resolve any controversy with respect to any material tax, surrender any claim for a material refund of taxes or change any annual tax accounting period, in each case, other than in the ordinary course of business consistent with past practice;

(xiv) make any capital expenditures, other than (A) in accordance with the Company’s capital expenditure plan previously provided to Parent, and (B) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (B) not to exceed $10.0 million;

(xv) (A) abandon, voluntarily permit to lapse before expiration or otherwise dispose of any Material Intellectual Property, (B) grant a Lien (other than Permitted Liens) over, or permit any such Lien to encumber, any Material Intellectual Property, or (C) sell, transfer or license to any person or otherwise extend any Material Intellectual Property, other than non-exclusive licenses of Intellectual Property rights granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice that do not involve, individually, payments or other obligations of the Company and its Subsidiaries or of any other person with an aggregate value reasonably estimated by the Company to be in excess of $7.0 million in any calendar year;

(xvi) settle any Action before a Governmental Entity for an amount in excess of $10.0 million or for any obligation or liability of the Company or any of its Subsidiaries in excess of such amount or agree to any material limitation or restriction on any aspect of the conduct of the Company’s or its Subsidiaries’ business (or, after giving effect to the Share Exchange, Parent’s or its Subsidiaries’ business);

(xvii) enter into any Contract that would, after giving effect to the Share Exchange, limit or purport to limit in any material respect the type of business in which Parent and its Subsidiaries (other than the Company and its Subsidiaries) may engage, the type of goods or services that Parent and its Subsidiaries (other than the Company and its Subsidiaries) may purchase, manufacture, produce, import, export, offer for sale, sell or distribute or the manner or location in which any of them may so engage in any business; or

(xviii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b)  Advice of Changes.  The Company shall promptly give Parent written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Sections 6.01 or 6.02.  Parent shall promptly give the Company written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Sections 6.01 or 6.03. Delivery of notification pursuant to this Section 4.01(b) shall not limit or otherwise affect the remedies available hereunder to any party receiving such notice.

                    SECTION 4.02.  No Solicitation.  (a)  The Company shall not and shall cause its Subsidiaries and Representatives not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of providing information) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to any Takeover Proposal, or engage in, or continue, any discussions or negotiations with respect thereto, or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, discussions or negotiations with respect thereto (including, in each case, with respect to any Person that has previously been invited into a process to make, or participate in any discussions regarding, a Takeover Proposal and signed a confidentiality agreement (any such person, a “Bidder”)).

(b)  The Company shall (i) promptly request each Person that has executed a confidentiality agreement prior to the date of this Agreement in connection with such Person’s consideration of a transaction involving the Company or any of its Subsidiaries (or any portion thereof) to return or destroy all confidential information heretofore furnished to such Person or its Representatives by or on behalf of the Company or any of its Subsidiaries and (ii) not amend or waive, and shall enforce, the provisions of each such confidentiality agreement, including any standstill provision contained therein.

(c)  Notwithstanding anything to the contrary contained in Section 4.02(a), if at any time prior to obtaining the Stockholder Approval, (i) the Company has received a written Takeover Proposal from a third party that was not solicited after the date hereof, (ii) the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (iii) such Takeover Proposal is not a result of the Company’s or its Subsidiaries’ or Representative’s breach of this Section 4.02, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal, and (B) engage in discussions or negotiations with the person making such Takeover Proposal regarding such Takeover Proposal; provided that the Company (x) will not, and will not allow its Subsidiaries or its or their Representatives to, disclose any non-public information to such person without first entering into a customary confidentiality agreement with such person containing confidentiality provisions on terms not more favorable to such other person than those contained in the Confidentiality Agreement, and (y) will provide, in accordance with the terms of the Confidentiality Agreement and on a contemporaneous basis, to Parent any material non-public information concerning the Company or its Subsidiaries provided to such other person which was not previously provided to Parent.

The term “Takeover Proposal” means any bona fide inquiry, proposal or offer from any person or group relating to (a) any direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of (1) 15% or more (based on the fair market value thereof, as determined by the Board of Directors of the Company in good faith) of assets (including capital stock of the Subsidiaries of the Company, and by means of any tender offer for the capital stock of, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving, any Subsidiary of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) 15% or more of the outstanding shares of Company Common Stock, (b) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 15%  or more of the outstanding shares of Company Common Stock or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, 15% or more of the equity securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the transactions contemplated by this Agreement.

The term “Superior Proposal” means any bona fide Takeover Proposal that if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly, (a) 50% or more of any class of equity securities of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity or (b) 50% or more (based on the fair market value thereof, as determined by the Board of Directors of the Company in good faith) of the assets of the Company and its Subsidiaries (including capital stock of the Subsidiaries of the Company, and by means of any tender offer for the capital stock of, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving, any Subsidiary of the Company), taken as a whole, which the Board of Directors of the Company determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to the stockholders of the Company from a financial point of view than the Share Exchange, taking into account all financial, legal, regulatory and other aspects of such proposal and of this Agreement (including the relative risks of non-consummation and any changes to the terms of this Agreement proposed by Parent to the Company, prior to the expiration of the Notice Period referred to below in response to such proposal or otherwise).

(d)  From and after the date hereof, in the event that the Company or any of its Subsidiaries or Representatives receives (i) any Takeover Proposal or an expression of interest to make a Takeover Proposal or (ii) a request or attempt to initiate or continue any discussions with respect to a Takeover Proposal or an expression of interest to make a Takeover Proposal, the Company shall promptly (and in any event within 24 hours) after receipt thereof notify Parent of the material terms and conditions of any such Takeover Proposal, such expression of interest or any such request or attempt, and the identity of the person making, seeking or contemplating such Takeover Proposal or such expression of interest or any such request or attempt.  The Company shall keep Parent reasonably informed, on a current basis, of the status and terms of any such Takeover Proposal or such expression of interest (including any material amendments or changes thereto) and the status of any related discussions or negotiations, including any change in the Company’s intentions as previously notified.

(e)  Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) directly or indirectly withhold or withdraw (or qualify or modify in a manner adverse to Parent), or publicly propose to withhold, withdraw (or qualify or modify in a manner adverse to Parent), the adoption, recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Share Exchange or (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or cause or permit the Company or any of its Subsidiaries to execute or enter into (and none of the Company or any of its Subsidiaries shall execute or enter into), any letter of intent, memorandum of understanding, agreement in principle, merger agreement, share exchange agreement, acquisition agreement, agreement which requires the Company to abandon or terminate this Agreement or the Share Exchange, or other agreement related to any Takeover Proposal, other than any confidentiality agreement referred to in Section 4.02(c) (an “Acquisition Agreement”).  Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to obtaining the Stockholder Approval and subject to compliance with Section 5.06(b), the Board of Directors of the Company may: (x) if and to the extent the Board of Directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, make an Adverse Recommendation Change and (y) in response to a Superior Proposal that did not result from a breach of this Section 4.02, cause the Company to terminate this Agreement and, concurrently with or after such termination, cause the Company to enter into an Acquisition Agreement; provided, however, that (1) no Adverse Recommendation Change may be made, (2) no termination of this Agreement pursuant to this Section 4.02(e) may be made and (3) no Acquisition Agreement may be executed or entered into by the Company, until after the fifth business day (or such subsequent business days as provided for by clause (ii) of this sentence) (the period inclusive of all such days, the “Notice Period”) following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to (x) in the case of clause (1) above, make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or (y) in the case of clauses (2) and (3) above, terminate this Agreement and simultaneously enter into an Acquisition Agreement pursuant to this Section 4.02(e) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if the basis of the proposed action by the Board of Directors is a Superior Proposal, the material terms and conditions of any such Superior Proposal (it being understood and agreed that (i) during the Notice Period the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) and (ii) any amendment to the terms of such Superior Proposal shall require a new Notice of Adverse Recommendation or Notice of Superior Proposal and a two-business day extension of the Notice Period then applicable).  In determining whether to make an Adverse Recommendation Change or to cause the Company to so terminate this Agreement pursuant to the terms of this Section 4.02(e), the Board of Directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent to the Company in response to a Notice of Adverse Recommendation, a Notice of Superior Proposal or otherwise.

(f)  Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith (after consultation with its outside counsel) that failure to do so would be inconsistent with its fiduciary duties under applicable Law, it being understood, however, that this clause (ii) shall not be deemed to permit the Board of Directors of the Company to make an Adverse Recommendation Change or take any of the actions referred to in clause (ii) of Section 4.02(e) except, in each case, to the extent permitted by Section 4.02(e).

ARTICLE V

Additional Agreements

                    SECTION 5.01.  Preparation of the Proxy Statement; Stockholders’ Meeting.  (a)  As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare the Proxy Statement and, as promptly as reasonably practicable after the date hereof, but in any event within twenty (20) business days after the date of this Agreement, file the Proxy Statement with the SEC.  Parent shall provide to the Company all information concerning Parent and Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and resolution of comments referred to below.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand.  The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable.  Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response.

(b)  The Company shall, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement or advises the Company that it is not reviewing the Proxy Statement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of obtaining the Stockholder Approval, and shall not postpone or adjourn such meeting except to the extent required by Law.  Subject to the ability of the Board of Directors of  the Company to make an Adverse Recommendation Change pursuant to Section 4.02(e), the Company shall, through its Board of Directors, recommend to its stockholders that they approve of this Agreement and shall include such recommendation in the Proxy Statement.

                    SECTION 5.02.  Access to Information; Confidentiality.  The Company shall afford to Parent, and to Parent’s officers, employees, accountants, counsel, consultants, financial advisors and other Representatives, reasonable access during normal business hours during the period prior to the earlier of the Effective Time and the termination of this Agreement to all of its and its Subsidiaries’ properties, books and records and to those employees of the Company to whom Parent reasonably requests access, and, during such period, the Company shall furnish, as promptly as practicable, to Parent all information concerning its and its Subsidiaries’ business, properties and personnel as Parent may reasonably request (including the right to conduct Phase I Environmental Site Assessments, it being agreed, however, that the foregoing shall not permit Parent or any such Representatives to conduct any environmental testing or sampling).  Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or contravene any Law or any Contract to which the Company or any of its Subsidiaries is subject.  The parties shall make appropriate substitute disclosure arrangements in circumstances where the previous sentence applies.  Except for disclosures expressly permitted by the terms of that certain confidentiality letter agreement dated as of February 3, 2010, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), Parent shall hold, and shall cause their respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the Company or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

                    SECTION 5.03.  Reasonable Best Efforts.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to accomplish the following (provided, however, that this Section 5.03 shall not apply to any actions related to the Financing as to which Section 5.09 shall apply exclusively in determining Parent’s obligations with respect thereto):  (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations, declarations  and filings (including filings under the HSR Act and other registrations, declarations and filings with, or notices to, Governmental Entities, including pursuant to Merger Control Laws) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid a claim, action, suit, proceeding or investigation by, any Governmental Entity, (iii) the obtaining of consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in connection with the Transactions; provided, however, that in no event shall the Company or any of its Subsidiaries be required to make any payment to such third parties or concede anything of value in any case prior to the Effective Time in order to obtain any such consent, approval or waiver, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.  It is understood and agreed that “reasonable best efforts” of a party with respect to actions or undertakings relating to any person other than a Governmental Entity shall not include any actions or undertakings which would reasonably be expected to result in material cost or material harm to such party.  In connection with and without limiting the foregoing, the Company and its Board of Directors shall (A) take all action necessary to ensure that no state takeover statute is or becomes applicable to this Agreement, the Share Exchange or any of the other transactions contemplated by this Agreement and (B) if any state takeover statute becomes applicable to this Agreement, the Share Exchange or any of the other transactions contemplated by this Agreement, take all action necessary to ensure that the Share Exchange and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Share Exchange and the other transactions contemplated by this Agreement.  No party shall voluntarily extend any waiting period under the HSR Act or any Merger Control Law or enter into any agreement with any Governmental Entity to delay or not to consummate the Transactions except with the prior written consent of the other parties (such consent not to be unreasonably withheld or delayed and which reasonableness shall be determined in light of each party’s obligation to use reasonable best efforts to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions).

                      (b)  In connection with and without limiting the foregoing, if any claim, action, suit, proceeding or investigation is instituted (or threatened to be instituted) by any Governmental Entity challenging any of the Transactions as violative of the HSR Act or any Merger Control Law, Parent and the Company shall cooperate and use all reasonable best efforts to vigorously contest and resist any such claim, action, suit, proceeding or investigation, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal unless, each of Parent and the Company reasonably determine that litigation is not in their respective best interests.  The parties shall take all actions necessary to avoid or eliminate each and every impediment under the HSR Act or any Merger Control Law so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of the Company, Parent and their respective Subsidiaries and (ii) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its respective Subsidiaries’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of the Company, Parent and their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the Transactions, and in that regard Parent and, if requested by Parent, the Company shall agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or Parent’s or their Subsidiaries’ ability to retain, any of the businesses, product lines or assets of the Company, Parent or any of their respective Subsidiaries; provided, however, that any such action shall be conditioned upon the consummation of the Transaction; provided, however, that nothing in this Agreement, including Section 5.03, shall require, or be construed to require, Parent or the Company or any of their respective Subsidiaries to agree to or take any action that would result in any Burdensome Condition.  For purposes of this Agreement, a “Burdensome Condition” shall mean making proposals, executing or carrying out agreements (including consent decrees) or submitting to Laws (a) providing for the license, sale or other disposition or holding separate (through the establishment of trust or otherwise) of any assets or categories of assets of Parent, the Company or any of their respective Subsidiaries or the holding separate of the capital stock of any Subsidiary of the Company or (b) imposing or seeking to impose any limitation on the ability of Parent, the Company or any of their respective Subsidiaries to conduct their respective businesses (including, with respect to, market practices and structure) or to own such assets or to acquire, hold or exercise full rights of ownership of the business of the Company or its Subsidiaries or Parent or its Subsidiaries, that, in the case of clause (a) and (b), individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business or results of operations of (i) the Company and its Subsidiaries taken as a whole or (ii) Parent and its Subsidiaries taken as a whole.

(c)  Subject to the terms and conditions set forth in this Agreement, and without limiting the generality of the foregoing provisions of this Section 5.03, Parent and the Company agree that (i) unless separate filings are required by applicable Law, all filings to any Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Governmental Antitrust Authority”) shall be made by Parent on behalf of all parties involved, (ii) the parties shall reasonably cooperate in all respects with each other in the preparation of any filing or notification and in connection with any submission, investigation or inquiry of any Governmental Antitrust Authority, (iii) each party will supply to any competent Governmental Antitrust Authority as promptly as practicable non-privileged information and documents (a) requested by any Governmental Antitrust Authority or (b) that are necessary or advisable (as reasonably determined by the parties) to permit consummation of the transactions contemplated by this Agreement, (iv) the parties will promptly provide each other with copies of any written communication (or written summaries of any non-written communication) in connection with any proceeding with any competent Governmental Antitrust Authority; (v) a party will initiate a substantive discussion with any competent Governmental Antitrust Authority concerning the merits of the antitrust or competition analysis only after consultation with the other party; and (vi) the parties will promptly inform each other in advance of the time and place of any substantive meetings or conferences (including telephone calls) with any Governmental Antitrust Authority concerning the merits of the antitrust or competition analysis and give each other and their respective advisors, to the extent reasonably practicable, the opportunity to participate in all such meetings or conferences.

                    SECTION 5.04.  Benefit Plans.  (a)  From the Effective Time through December 31, 2011 (the “Continuation Period”), Parent shall provide, or shall cause the Acquired Corporation (or in the case of a transfer of all or substantially all the assets and business of the Acquired Corporation, its successors and assigns) to provide, each individual who is employed by the Company or any of its Subsidiaries immediately before the Effective Time and who is not covered by any Company Labor Agreement (each, a “Company Employee”) with (i) base compensation that is no less favorable than the base compensation provided to such Company Employee immediately prior to the Effective Time, (ii) bonus or incentive opportunities that are no less favorable in the aggregate than the bonus or incentive opportunities (including the corresponding grant date fair value in respect of any annual equity-based compensation award in 2010) provided to such Company Employee immediately prior to the Effective Time and (iii) employee benefits that are substantially comparable in the aggregate to those provided to such Company Employee immediately prior to the Effective Time.  Following the Continuation Period, the Company Employees shall be entitled to participate in the plans of Parent, the Acquired Corporation or their respective affiliates (the “Acquired Corporation Plans”) to the same extent as other similarly situated employees of Parent, the Acquired Corporation and their respective affiliates.  In addition, and without limiting the generality of the foregoing, each Company Employee and Union Employee shall be immediately eligible to participate, without any waiting time, in any and all Acquired Corporation Plans to the extent coverage under any such plan replaces coverage under a comparable benefit plan in which such Company Employee or Union Employee participates immediately prior to the Effective Time.  Notwithstanding anything herein to the contrary, nothing herein shall prevent Parent or the Acquired Corporation from amending or terminating any specific plan, program, policy, practice or arrangement, or interfere with the Acquired Corporation’s obligation to make such changes as are necessary to comply with applicable Law, or preclude the Acquired Corporation from terminating the employment of any Company Employee for any reason.  The terms and conditions of employment for any employee who is covered by a Company Labor Agreement (a “Union Employee”) shall be governed by the applicable Company Labor Agreement and applicable Law.

(b)  Without limiting the generality of Section 5.04(a), from and after the Effective Time, Parent shall or shall cause the Acquired Corporation to assume, honor and continue during the Continuation Period or, if later, until all obligations thereunder have been satisfied, all of the Company’s employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements (including any change in control severance agreement or other Company Benefit Agreement between the Company and any Company Employee) maintained by the Company or any of its Subsidiaries and all of the Company Labor Agreements, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law.

(c)  Without limiting the generality of Sections 5.04(a) and 5.04(b), during the Continuation Period the Company Employees shall be entitled to participate in the incentive compensation plans maintained by Parent, the Acquired Corporation and their respective affiliates (the “Acquired Corporation Incentive Plans”), in each case to the same extent as similarly situated employees of Parent, the Acquired Corporation or their respective affiliates; provided that in the case of any Company Employee whose employment is terminated by Parent, the Acquired Corporation or their respective affiliates without cause during any annual performance period under the Acquired Corporation Incentive Plans that commences during the Continuation Period, such Company Employee shall be entitled to a payment in cash equal to such Company Employee’s target annual bonus in effect under the applicable Acquired Corporation Incentive Plan for the applicable annual performance period, prorated to reflect the number of days during such annual performance period that elapsed prior to such termination of employment.

(d)  With respect to all Acquired Corporation Plans, including but not limited to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its respective Subsidiaries (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits and vesting, and, to the extent required by applicable Law or any Company Labor Agreement, benefit accruals and early retirement subsidies, each Company Employee’s and Union Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent or any of their respective Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(e)  Without limiting the generality of Section 5.04(a), Parent shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its affiliates in which Company Employees or Union Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time.  Parent shall recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee and Union Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(f)  Without limiting the generality of Section 5.04(a), during the Continuation Period, if Parent or the Acquired Corporation terminates the employment of any Company Employee, Parent shall pay, or shall cause the Acquired Corporation to pay, to such Company Employee severance in an amount equal to the greatest of (i) the severance benefits due under the applicable severance plan, policy or guidelines of Parent, the Acquired Corporation or their respective affiliates then in effect for similarly situated employees of Parent, the Acquired Corporation or their respective affiliates, (ii) the severance benefits that would have been due under the applicable severance plan, policy or guidelines of the Company or its Subsidiaries that was applicable to such Company Employee immediately prior to the Effective Time and (iii) the severance benefits due under any individual agreement between the Company and such Company Employee.  Without limiting the generality of Section 5.04(a) or Section 5.04(d), the level of severance benefits a terminated Company Employee is entitled to receive pursuant to clauses (i), (ii) and (iii) of the preceding sentence shall be determined by taking into account such employee’s service with the Company and its Subsidiary (and any predecessor to the extent the service with the predecessor is recognized by the Company or Subsidiary) prior to the Effective Time and such employee’s service with Parent, the Acquired Corporation or their respective affiliates on and after the Effective Time.

                    SECTION 5.05.  Indemnification, Exculpation and Insurance.  (a)  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the Company Articles of Organization, the Company Bylaws, the organizational documents of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof or, with respect to any indemnification agreement entered into after the date hereof, to the extent the terms thereof are no more favorable in any material respect to the Indemnified Party that is the beneficiary thereof than the terms of any indemnification agreement included as an exhibit in the Filed SEC Documents) shall survive the Share Exchange and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(b)  Without limiting Section 5.05(a) or any rights of any Indemnified Party pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee), officer, employee or agent of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Acquired Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim.  Parent hereby guarantees and shall be jointly and severally liable for any obligation of Acquired Corporation under this Section 5.05(b) as it were its own obligation. None of Parent or the Acquired Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent.  Parent and the Acquired Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder.  Parent’s and the Acquired Corporation’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c)  The Company may obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of Parent, the Company may not expend therefor in excess of 300% of the amount (the “Annual Amount”) payable by the Company for 12 months of coverage under its existing directors’ and officers’ liability insurance policies.  In the event the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party; provided further, however, that in satisfying their obligation under this Section 5.05(c), Parent shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of 250% of the Annual Amount, it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for the Annual Amount.

(d)  In the event that Parent or the Acquired Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, or if Parent dissolves the Acquired Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.05.

(e)  The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

                    SECTION 5.06.  Fees and Expenses.  (a)  Except as provided in Section 5.06(b), all fees and expenses incurred in connection with this Agreement and the Transactions, including the Financing, shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b)  In the event that (i) this Agreement is terminated by the Company pursuant to Section 7.01(f) or (ii) (A) after the date of this Agreement, a Takeover Proposal shall have been publicly made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known, (B) thereafter, this Agreement is terminated by Parent pursuant to Section 7.01(e) or by Parent or the Company pursuant to Section 7.01(b)(i) (but only if the Stockholders’ Meeting has not been held by the Outside Date) or Section 7.01(b)(iii) and (C) within nine months after such termination, the Company enters into a definitive agreement to consummate or consummates the transactions contemplated by any Takeover Proposal, then the Company shall pay Parent the Company Termination Fee by wire transfer of same-day funds (1) in the case of a payment required by clause (i) above, prior to or concurrently with the date of termination of this Agreement and (2) in the case of a payment required by clause (ii) above, prior to or concurrently with the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (ii)(C).  For purposes of this Section 5.06(b), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(b), except that all references to 15% therein shall be deemed to be references to 50%.

(c)  The Company acknowledges and agrees that the agreements contained in Section 5.06(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not have entered into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to Section 5.06(b), and, in order to obtain such payment, Parent commence a suit that results in a judgment against the Company for the Company Termination Fee, the Company shall pay to Parent their costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Company Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made.

                    SECTION 5.07.  Public Announcements.  Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements or filing with respect to the Transactions and shall not issue any such press release or make any such public statement or other disclosure prior to such consultation and, with respect to any press release or public statement by the Company with respect to the Financing, only after consent by Parent, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except to the extent permitted under Section 4.02.  The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

                    SECTION 5.08.  Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

                    SECTION 5.09.  Financing.  (a)  Parent and Sub shall use, and shall cause their controlled Affiliates to use, their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be required, to arrange the Financing as promptly as reasonably practicable on the terms and subject only to the conditions contained in the Credit Agreement.  For the avoidance of doubt and notwithstanding anything to the contrary, each of Parent and Sub acknowledge and agree that its obligation to consummate the Transactions on the terms and subject to the conditions set forth herein is not conditioned upon the availability or consummation of the Financing, the availability of any replacement financing or receipt of the proceeds therefrom.  Parent and Sub shall use, and cause their controlled Affiliates to use, their reasonable best efforts (i) to enforce their rights under the Credit Agreement and (ii) to avoid any event or circumstance that impedes or delays Closing, including, in the event that all conditions to the Credit Agreement have been satisfied (or upon funding will be satisfied), to cause the lenders thereunder to fund on the Closing Date the Financing required to consummate the Transactions.  If any portion of the Financing becomes unavailable or Parent becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions set forth in the Credit Agreement, and such portion is required to consummate the Transactions, Parent shall, as promptly as practicable, use its reasonable best efforts to arrange and obtain alternative financing from alternative financial institutions in an amount sufficient to consummate the Transactions.  Parent shall give the Company prompt written notice of any material breach by any party to the Credit Agreement or any condition to the Financing becoming unable to be satisfied, in each case, of which Parent becomes aware, or of any termination of the Credit Agreement. Parent shall keep the Company informed on a reasonably current basis of the status of the Financing.

(b)  The Company shall provide, shall cause its Subsidiaries to provide and shall request that its and its Subsidiaries’ Representatives provide, such cooperation in connection with the arrangement of the Financing or any alternative financing to finance in whole or in part the Transaction (including the issue or registered offering of any debt securities) as may be reasonably requested by Parent; provided that none of the Company or any of its Subsidiaries shall be required to pay any fee or enter into any definitive agreement or incur any other liability in connection with the Financing prior to the Effective Time; and provided further that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company, its Subsidiaries or any of their respective Representatives in connection with such cooperation.  Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith.  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of it Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.

                    SECTION 5.10.  Stock Exchange Delisting.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Company of the Shares from the New York Stock Exchange and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

                    SECTION 5.11.  Section 16 Matters.  Prior to the Effective Time, the Company will take all such steps as may be required to cause to be exempt under Rule 16b-3 under the Exchange Act any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) that is treated as a disposition under such rule and results from the Transactions by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

ARTICLE VI

Conditions Precedent

                    SECTION 6.01.  Conditions to Each Party’s Obligation to Effect the Share Exchange.  The respective obligation of each party to effect the Share Exchange is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a)  Stockholder Approval.  The Stockholder Approval shall have been obtained.

(b)  Regulatory Approvals.  (i) The waiting period applicable to the consummation of the Transactions under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted and (ii) if any Merger Control Law is applicable to the Transactions, then the applicable Governmental Entity shall have given all necessary approvals or consents, except for those approvals or consents the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or results of operations of (i) the Company and its Subsidiaries taken as a whole or (ii) Parent and its Subsidiaries taken as a whole.

(c)  No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Entity (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting the consummation of the Transactions.

                    SECTION 6.02.  Conditions to Obligations of Parent and Sub.  The obligations of Parent and Sub to effect the Share Exchange are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of the Company set forth in Section 3.01(c) (Capital Structure), in the first three sentences of Section 3.01(d) (Authority; Noncontravention) and in Section 3.01(s) (State Takeover Statutes), shall be true and correct in all material respects.  The representation and warranty set forth in the last sentence of Section 3.01(d) shall be true and correct in all respects.  All other representations and warranties of the Company set forth in Section 3.01 of this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Parent shall have received a certificate signed on behalf of the Company by an executive officer thereof to such effects.

(b)  Performance of Obligations of the Company.  The Company shall have, in all material respects, performed or complied with all material obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and Parent shall have received a certificate signed on behalf of the Company by an executive officer thereof to such effect.

                    SECTION 6.03.  Conditions to Obligation of the Company.  The obligation of the Company to effect the Share Exchange is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a)  Representations and Warranties.  The representations and warranties of Parent and Sub set forth in the first three sentences of Section 3.02(b) (Authority; Noncontravention) shall be true and correct in all material respects. All other representations and warranties of Parent and Sub set forth in Section 3.02 of this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  The Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effects.

(b)  Performance of Obligations of Parent and Sub.  Parent and Sub shall have, in all material respects, performed or complied with all material obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

                    SECTION 6.04.  Frustration of Closing Conditions.  Neither Parent nor Sub may rely on the failure of any condition set forth in Section 6.01 or 6.02 to be satisfied if such failure was caused by the failure of Parent and/or Sub to perform any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Transactions and the Financing, as required by and subject to Sections 5.03 and 5.09.  The Company may not rely on the failure of any condition set forth in Section 6.01 or 6.03 to be satisfied if such failure was caused by its failure to perform any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Transactions, as required by and subject to Section 5.03.

ARTICLE VII

Termination, Amendment and Waiver

                    SECTION 7.01.  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval:

(a)  by mutual written consent of Parent and the Company;

(b)  by either of Parent or the Company:

(i) if the Share Exchange shall not have been consummated on or before October 31, 2010 (the “Outside Date”); provided, however, that if on the Outside Date the condition to Closing set forth in Section 6.01(b) shall not have been satisfied but all other conditions to Closing shall be satisfied or shall be capable of being satisfied, then the Outside Date shall be extended to November 30, 2010 if the Company or Parent notifies the other on or prior to October 31, 2010 of its election to extend the Outside Date to November 30, 2010; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the failure of such party to perform any of its obligations under this Agreement, the failure to act in good faith or the failure to use its reasonable best efforts to consummate the Transactions, including to the extent required by and subject to Sections 5.03 and 5.09, has been a principal cause of or resulted in the failure of the Share Exchange to be consummated on or before such date (it being understood that Parent and Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Restraint having any of the effects set forth in Section 6.01(c) shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used its reasonable best efforts to prevent the entry of and to remove such Restraint; or

(iii) if the Stockholder Approval shall not have been obtained at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c)  by Parent, if the Company shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) days after written notice thereof is given by Parent  to the Company and (B) the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if either Parent or Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d)  by the Company, if Parent or Sub shall have breached any of its representations or warranties, or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (A) thirty (30) days after written notice thereof is given by the Company to Parent and (B) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(e)  by Parent, in the event that (i) an Adverse Recommendation Change shall have occurred or (ii) the Company’s Board of Directors shall have failed to reaffirm its recommendation of this Agreement and the Share Exchange within ten (10) business days after receipt of any written request to do so from Parent (which request may only be made following public disclosure of a Takeover Proposal); or

(f)  by the Company, in accordance with Section 4.02(e).

                    SECTION 7.02.  Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the last sentence of Section 5.02, Section 5.06, this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that nothing herein shall relieve the Company, Parent or Sub from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

                    SECTION 7.03.  Amendment.  This Agreement may be amended by the parties hereto at any time before or after receipt of the Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                    SECTION 7.04.  Extension; Waiver.  The conditions to each of the parties’ obligations to consummate the Share Exchange are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. At any time prior to the Effective Time, (a) the parties may mutually extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by Law, any inaccuracies in any representations and warranties contained herein or in any document delivered pursuant hereto may be waived by the party benefiting from such representation or warranty or (c) subject to the proviso to the first sentence of Section 7.03 and to the extent permitted by Law, compliance with any of the agreements or conditions contained herein may be waived by the party benefiting from such compliance.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

General Provisions

                    SECTION 8.01.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

                    SECTION 8.02.  Notices.  Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Sub, to:

Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
Fax no.: +49 - 615 - 72-91 24 24
Attention: François Naef

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Fax No.:  (212)735-2000
Attention: Peter A. Atkins, Esq.
                   Hilary S. Foulkes, Esq.

if to the Company, to:

Millipore Corporation
290 Concord Road
Billerica, Massachusetts 01821
Fax No.:  (978) 715-1382
Attention:  General Counsel

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York  10019
Fax No.:  (212) 474-3700
Attention:  Robert I. Townsend, III, Esq.
                    George E. Zobitz, Esq.

and a copy to:

Ropes & Gray LLP
One International Place
Boston, MA 02110
Fax No.: (617) 951-7050
Attention:  David B. Walek, Esq.
                    Craig E. Marcus, Esq.

                    SECTION 8.03.  Definitions.  For purposes of this Agreement:

(a)  an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b)  “business day” means any day other than a day on which banks are required or authorized to be closed in the City of New York, NY, U.S.A., Frankfurt am Main, Germany, or Luxembourg, Luxembourg, or the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) payment system (as launched on 19 November 2007) is not open for the settlement of payments in Euro;

(c)  “Company Disclosure Letter” means the letter dated as of the date of this Agreement delivered by the Company to Parent and Sub;

(d)  “Company Termination Fee” means $230.0 million;

(e)  “Knowledge” means (i) with respect to the Company, the actual knowledge of any of the persons set forth in Section 8.03(e) of the Company Disclosure Letter and (ii) with respect to Parent or Sub, the actual knowledge of any member of the Executive Board of Parent or any of the officers of Sub;

(f)  “Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is materially adverse to the business, financial condition, results of operations, properties, assets or liabilities of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts relating to (i) the economy in general, (ii) the economic, business, financial, technological or regulatory environment generally affecting the industries in which the Company operates, including the effects of the current economic environment, (iii) changes in Law or applicable accounting regulations or principles or interpretations thereof, (iv) any change in the Company’s stock price or trading volume or any failure, in and of itself, by the Company to meet published revenue or earnings projections (it being understood that the underlying causes of such failure shall not be excluded by this clause (iv)), (v) an act of terrorism or an outbreak or escalation of hostilities or war (whether or not declared) or any natural disasters or any national or international calamity or crisis, (vi) the announcement or pendency of this Agreement or the Transactions or the consummation of the Transactions or (vii) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the consent of Parent; provided, however, that changes, effects, events, occurrences and facts referred to in clauses (i), (ii), (iii) and (v) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such change, effect, event, occurrence or fact has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries, as compared to other companies operating the industries in which the Company and its Subsidiaries operate;

(g)  “Parent Material Adverse Effect” means any change, effect, event, occurrence or state of facts that prevents or materially impedes, interferes with, hinders or delays the consummation by Parent or Sub of the Share Exchange or any of the other Transactions;

(h)  “Permitted Liens” mean (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (ii) Liens for taxes, assessments and other governmental charges and levies that are not due and payable for which appropriate reserves have been established or which are being contested in good faith by appropriate proceedings, (iii) Liens affecting the interest of the grantor of any easements benefiting real property owned by the Company or any of its Subsidiaries, (iv) Liens (other than liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries and (v) zoning, building and other similar codes and regulations.

(i)  “person” means, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (each, a “Legal Entity”) or a natural person;

(j)  “Representative” means, with respect to any person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such person;

(k)  a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person; and

(l)  “Transactions” means the transactions contemplated by this Agreement, including the Share Exchange but not the Financing.

                    SECTION 8.04.  Interpretation.  When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” when used in this Agreement is not exclusive.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein (except with respect to any agreement or instrument disclosed in the Company Disclosure Letter and the Filed SEC Documents) means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.

                    SECTION 8.05.  Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

                    SECTION 8.06.  Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

                    SECTION 8.07.  Entire Agreement; Third-Party Beneficiaries.  This Agreement and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement; provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement, and (b) except for the provisions of Article II and Section 5.05, are not intended to confer upon any person other than the parties any legal or equitable rights or remedies.

                    SECTION 8.08.  GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE COMMONWEALTH OF MASSACHUSETTS, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

                    SECTION 8.09.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

                    SECTION 8.10.  Specific Enforcement; Consent to Jurisdiction.  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including any obligation to consummate the Share Exchange on the terms and subject to the conditions of this Agreement, in any court of the Commonwealth of Massachusetts or any Federal court sitting in the Commonwealth of Massachusetts, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the courts of the Commonwealth of Massachusetts and any Federal court sitting in the Commonwealth of Massachusetts in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the courts of the Commonwealth of Massachusetts or any Federal court sitting in the Commonwealth of Massachusetts.

                    SECTION 8.11.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

MERCK KGaA,

by	/s/ Dr. Michael Becker
Name: Dr. Michael Becker
Title: Member of the Executive Board

by	/s/ Uta Kemmerich-Keil
Name: Uta Kemmerich-Keil
Title: Authorized Signatory

CONCORD INVESTMENTS CORP.,

by	/s/ Andreas Stickler
Name: Andreas Stickler
Title: Officer

MILLIPORE CORPORATION

by	/s/ Martin D. Madaus
Name: Martin D. Madaus
Title: President & CEO Millipore

ANNEX I

Index of Defined Terms

Term
Acquired Corporation	Section 1.01
Acquired Corporation Incentive Plans	Section 5.04(c)
Acquired Corporation Plans	Section 5.04(a)
Acquisition Agreement	Section 4.02(e)
Action	Section 3.01(i)
Adverse Recommendation Change	Section 4.02(e)
Affiliate	Section 8.03(a)
Agreement	Preamble
Annual Amount	Section 5.05(c)
Appraisal Shares	Section 2.01(c)
Articles of Share Exchange	Section 1.03
Authorizations	Section 3.01(k)
Bidder	Section 4.02(a)
Burdensome Condition	Section 5.03(b)
business day	Section 8.03(b)
Certificate	Section 2.01(b)
Claim	Section 5.05(b)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 2.02(h)
Company	Preamble
Company Articles of Organization	Section 1.05(a)
Company Benefit Agreement	Section 3.01(m)(ix)
Company Benefit Plan	Section 3.01(m)(ix)
Company Bylaws	Section 1.05(b)
Company Common Stock	Recitals
Company Disclosure Letter	Section 8.03(c)
Company Employee	Section 5.04(a)
Company Equity Awards	Section 3.01(c)
Company Foreign Benefit Plan	Section 3.01(m)(i)
Company 401 (k) Plan	Section 3.01(c)
Company Labor Agreements	Section 3.01(l)
Company Pension Plan	Section 3.01(m)(i)
Company Performance RSU Awards	Section 3.01(c)
Company RSU Awards	Section 3.01(c)
Company Stock Equivalents	Section 3.01(c)
Company Stock Options	Section 3.01(c)
Company Stock Plan	Section 3.01(c)
Company Termination Fee	Section 8.03(d)
Confidentiality Agreement	Section 5.02
Continuation Period	Section 5.04(a)
Contract	Section 3.01(d)

ANNEX I

Term

Convertible Notes	Section 3.01(c)
Credit Agreement	Section 3.02(d)
Director Deferral Agreements	Section 3.01(c)
Director Stock Equivalent Amounts	Section 2.03(b)
Director Stock Equivalents	Section 2.03(b)
Dissenting Shareholders	Section 2.01(c)
Effective Time	Section 1.03
Environmental Claims	Section 3.01(p)(ii)
Environmental Law	Section 3.01(p)(ii)
ERISA	Section 3.01(m)(i)
ERISA Affiliate	Section 3.01(m)(vi)
Equity Award Amount	Section 2.03(a)
Equity Award Amounts	Section 2.03(a)
Exchange Act	Section 3.01(d)
Exchange Fund	Section 2.02(a)
Executive Performance RSU Amount	Section 2.03(a)(iii)
Executive Vested Performance RSU Shares	Section 2.03(a)(iii)
Filed SEC Documents	Section 3.01
Financing	Section 3.02(d)
GAAP	Section 3.01(e)
Governmental Antitrust Authority	Section 5.03(c)
Governmental Entity	Section 3.01(d)
Hazardous Materials	Section 3.01(p)(ii)
HSR Act	Section 3.01(d)
Indebtedness	Section 4.01(a)(ix)
Indemnified Party	Section 5.05(a)
Intellectual Property	Section 3.01(o)(iv)
Irish Share Scheme	Section 2.03(b)
Judgment	Section 3.01(d)
Knowledge	Section 8.03(e)
Law	Section 3.01(d)
Legal Entity	Section 8.03(i)
Liens	Section 3.01(b)
Material Adverse Effect	Section 8.03(f)
Material Intellectual Property	Section 3.01(h)(vii)
MBCA	Recitals
Merger Control Laws	Section 3.01(d)
Non-Executive Performance RSU Amount	Section 2.03(a)(ii)
Non-Executive Vested Performance RSU Shares	Section 2.03(a)(ii)
Notice of Adverse Recommendation	Section 4.02(e)
Notice of Superior Proposal	Section 4.02(e)
Notice Period	Section 4.02(e)
Option Amount	Section 2.03(a)(i)
Outside Date	Section 7.01(b)(i)

ANNEX I

Term

Parent	Preamble
Parent Material Adverse Effect	Section 8.03(g)
Paying Agency Agreement	Section 2.02(a)
Paying Agent	Section 2.02(a)
PBGC	Section 3.01(m)(vi)
Permitted Liens	Section 8.03(h)
person	Section 8.03(i)
Proxy Statement	Section 3.01(d)
Release	Section 3.01(p)(ii)
Representative	Section 8.03(j)
Restraints	Section 6.01(c)
RSU Amount	Section 2.03(a)(ii)
SEC	Section 3.01
SEC Documents	Section 3.01(e)
Securities Act	Section 3.01(e)
Share Exchange	Recitals
Share Exchange Consideration	Section 2.01(b)
Specified Contract	Section 3.01(j)
Specified Deferred Compensation Plans	Section 3.01(c)
Stock Equivalent Amount	Section 2.03(b)
Stockholder Approval	Section 3.01(r)
Stockholders’ Meeting	Section 5.01(b)
Sub	Preamble
Subsidiary	Section 8.03(k)
Superior Proposal	Section 4.02(c)
Supplemental Plan	Section 3.01(c)
Supplemental Plan Stock Equivalent Amounts	Section 2.03(b)
Supplemental Plan Stock Equivalents	Section 2.03(b)
Takeover Proposal	Section 4.02(c)
tax return	Section 3.01(n)(viii)
taxes	Section 3.01(n)(viii)
Technology	Section 3.01(o)(v)
Title IV Plan	Section 3.01(m)(vi)
Transactions	Section 8.03(l)
Union Employee	Section 5.04(a)
Vested Executive Performance RSU Shares	Section 2.03(a)(iii)
Vested Non-Executive Performance RSU Shares	Section 2.03(a)(ii)
Voting Company Debt	Section 3.01(c)